Mail Stop 3561

February 7, 2008

John Fahlberg
Chairman, President and Chief Executive Officer
The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina 27517

> **Re:** **The Golf Alliance Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 7, 2008**
> **File No. 333-147056**

Dear Mr. Fahlberg:

We have reviewed your responses to the comments in our letter dated November 26, 2007 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

General

1. Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Registration Statement

Cover Page

2. Please include the fixed price at which the selling security holders may sell their shares until there is a market for the common stock. Schedule A, paragraph 16 of the Securities Act of 1933, as amended, requires registrants to include in the registration statement either a price range or a formula or method to calculate the price. If there is no existing market for the securities, the registration statement

must include a price, or at least a price range. Simply stating that the securities are to be sold at privately negotiated prices is not sufficient.

Prospectus

Cover Page

3. Please either revise the price or tell us why a price equal to the cost for the shares is bona fide.

Summary Financial Data, page 5

4. Please revise the chart so that the amount of the net losses from inception through October 31, 2007 matches the $34,763 as reported in the financial statements.

While No Current Lawsuits Are Filed Against The Company…, page 11

5. Please revise to disclose the cost or a range of the cost of the "standard product liability insurance" you intend to purchase.

Directors, Executive Officers, Promoters and Control Persons, page 17

6. Please provide the information in this section and in "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" as of a more recent date than October 30, 2007.

Concept, page 19

7. We note your response to our prior comments 28 and 29. Please discuss how the number of "uplift" level memberships, which have no limits on the number of rounds of golf per member per club, will be limited in order to keep current members of golf clubs from resenting or rejecting others using their club at a discount price.

8. Please revise the discussion after the table on page 21 to clarify how much of the monthly fee you intend to retain and how much to allocate to the various clubs. Then we suggest disclosing the average monthly portion of the annual dues for the twenty clubs on your list and explain how you intend to apportion out the remainder of the monthly dues so that investors can determine how likely it is that the financial aspects of this concept might work in practice.

Operations and Supply Chain, page 25

9. We note the statement in the carryover paragraph at the top of page 27 that you "will operate at significant margins." In the absence of an operating history, there does not appear to be any reasonable basis for this belief. It is an aspiration stated as a fact, but there doesn't appear any particular factual basis for the aspiration. Either delete it or provide us with a basis.

Plan of Operation, page 27

10. We note your response to our prior comment 35. Clarify whether there is any written contract with the website developer to create a website for The Golf Alliance Corporation. If there is, name the company and file the agreement.

11. We note that you do not provide your website address, which you are encouraged to do. Refer to Item 101(c)(3) of Regulation S-B.

12. In the next amendment, please update this section to discuss the initial results of contacting golf clubs using the lists received from the National Golf Foundation.

Part II

Item 28. Undertakings, page 55

13. We note your response to our prior comment 39 and reissue in part. Please include the undertaking contained in Item 512(a)(4) of Regulation S-B.

Exhibit 21

14. Please file Exhibit 21 with the filing of the next amendment to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Fax: (732) 577-1188